InFinT Acquisition Corp

32 Broadway, Suite 401

New York, NY 10004

November 2, 2021

VIA EDGAR and FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Jenifer Gallagher, Staff Accountant
Karl Hiller, Accounting Branch Chief
Timothy S. Levenberg, Special Counsel
Loan Lauren Nguyen, Legal Branch Chief

RE:	Amendment No. 3 to Registration Statement on Form S-1 Filed October 20, 2021
File No. 333-256310 (the “Registration Statement”)

Dear Mr. Levenberg:

InFinT Acquisition Corp, (the “Company”) confirms receipt of the letter dated October 29, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1.	We note the disclosure that you are focused on "financial software and information services companies operating at the intersection of the financial and business services sectors, generally headquartered in North America, Asia, Latin America, Europe and Israel." We further note that Mr. Edgarov serves your CEO and director and beneficially owns as much as 92% of your outstanding ordinary shares as one of two managers of your sponsor. Mr. Edgarov has significant ties to China, as does Mr. Chen and Mr. Wang, directors and founders of your sponsor. Additionally, you disclose that Mr. Wang brings to the Company "vast experience in the investment space and M&A area, as well as a deep understanding of the mechanics of Chinese investment market." Please disclose these ties prominently on the prospectus cover page and clarify whether your Chairman Weinstein's business experience with Asia includes China. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post- combination operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

RESPONSE:

We have revised Amendment No. 4 to the Registration Statement (the “Amendment”) throughout, where appropriate, to disclose prominently the ties that Mr. Edgarov, Mr. Chen and Mr. Weinstein have and have had with China and Hong Kong. We have accepted the amicable resignation of Guangshan Wang as a director, and have revised our disclosures in the Amendment accordingly.

The Company has also revised its disclosure throughout the Amendment to make clear that, notwithstanding such ties, the Company (including our sponsor) conducts all of its operations in the United States, and we have no intention of ever conducting our principal operations in, or acquiring any business that is based in, or which does business in, China or Hong Kong or which uses, or may use, a variable interest entity structure to conduct China-based Operations.

As a result, we do not believe that additional disclosures with respect to legal and operational risks relating to China are applicable to the Company.

Summary, page 5

2.	To the extent that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

RESPONSE:

As described in our response to Comment 1 herein, the Company (including our sponsor) conducts all of its operations in the United States, and we have no intention of ever conducting our principal operations in, or acquiring any business that is based in, or which does business in, China or Hong Kong or which uses, or may use, a variable interest entity structure to conduct China-based Operations, and therefore we respectfully submit that such additional disclosure is not applicable to the Company.

3.	In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross- references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:

As described in our response to Comment 1 herein, the Company (including our sponsor) conducts all of its operations in the United States, and we have no intention of ever conducting our principal operations in, or acquiring any business that is based in, or which does business in, China or Hong Kong or which uses, or may use, a variable interest entity structure to conduct China-based Operations, and therefore we respectfully submit that such additional disclosure is not applicable to the Company.

4.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

RESPONSE:

As described in our response to Comment 1 herein, the Company (including our sponsor) conducts all of its operations in the United States, and we have no intention of ever conducting our principal operations in, or acquiring any business that is based in, or which does business in, China or Hong Kong or which uses, or may use, a variable interest entity structure to conduct China-based Operations, and therefore we respectfully submit that such additional disclosure is not applicable to the Company.

5.	Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

RESPONSE:

As described in our response to Comment 1 herein, the Company (including our sponsor) conducts all of its operations in the United States, and we have no intention of ever conducting our principal operations in, or acquiring any business that is based in, or which does business in, China or Hong Kong or which uses, or may use, a variable interest entity structure to conduct China-based Operations, and therefore we respectfully submit that such additional disclosure is not applicable to the Company.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. Please also revise to disclose that in June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years, instead of three years.

RESPONSE:

As reflected on the PCAOB's website, the PCAOB is currently unable to inspect or investigate accounting firms due to a position of the local authority in only two jurisdictions: China and Hong Kong. As described in our response to Comment 1 herein, the Company (including our sponsor) conducts all of its operations in the United States, and we have no intention of ever conducting our principal operations in, or acquiring any business that is based in, or which does business in, China or Hong Kong or which uses, or may use, a variable interest entity structure to conduct China-based Operations, and therefore we respectfully submit that such additional disclosure is not applicable to the Company.

Risk Factors, page 40

7.	To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

RESPONSE:

As described in our response to Comment 1 herein, the Company (including our sponsor) conducts all of its operations in the United States, and we have no intention of ever conducting our principal operations in, or acquiring any business that is based in, or which does business in, China or Hong Kong or which uses, or may use, a variable interest entity structure to conduct China-based Operations, and therefore we respectfully submit that such additional disclosure is not applicable to the Company.

8.	Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

RESPONSE:

As described in our response to Comment 1 herein, the Company (including our sponsor) conducts all of its operations in the United States, and we have no intention of ever conducting our principal operations in, or acquiring any business that is based in, or which does business in, China or Hong Kong or which uses, or may use, a variable interest entity structure to conduct China-based Operations, and therefore we respectfully submit that such additional disclosure is not applicable to the Company.

9.	Given the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:

As described in our response to Comment 1 herein, the Company (including our sponsor) conducts all of its operations in the United States, and we have no intention of ever conducting our principal operations in, or acquiring any business that is based in, or which does business in, China or Hong Kong or which uses, or may use, a variable interest entity structure to conduct China-based Operations, and therefore we respectfully submit that such additional disclosure is not applicable to the Company.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis. Also, please disclose any uncertainty regarding whether a China-based target in the financial technology sector, including the "sub-sectors" you reference at page 6 (Banking & Payments; Capital Markets; Data & Analytics; Insurance; and Investment Management), potentially would be considered an operator of critical information infrastructure.

RESPONSE:

As described in our response to Comment 1 herein, the Company (including our sponsor) conducts all of its operations in the United States, and we have no intention of ever conducting our principal operations in, or acquiring any business that is based in, or which does business in, China or Hong Kong or which uses, or may use, a variable interest entity structure to conduct China-based Operations, and therefore we respectfully submit that such additional disclosure is not applicable to the Company.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at 212/536-4085.

Very truly yours,

/s/ Alexander Edgarov
Alexander Edgarov
Chief Executive Officer

cc: Matthew Ogurick, Esq.